SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*

WESTSIDE ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

96149R100
(CUSIP Number)

Randall W. Heinrich
8 Greenway Plaza, Suite 818
Houston, Texas 77046
713-951-9100
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 12, 2007
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96149R100

1.	Names of Reporting Person Westside Resources, L.P. S.S. or I.R.S. Identification No. of Above Person (entities only) 74-3092480
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds: WC and OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or place of Organization: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	Sole Voting Power 3,435,693
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,435,693
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,435,693
12.	Check if the Aggregate Amount in Row (11) excludes certain shares: ☐
13.	Percent of Class Represented by Amount in Box (11): 15.8%
14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 96149R100

1.	Names of Reporting Person Jimmy D. Wright S.S. or I.R.S. Identification No. of Above Person (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or place of Organization: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	Sole Voting Power 3,435,693
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,435,693
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,435,693
12.	Check if the Aggregate Amount in Row (11) excludes certain shares: ☐
13.	Percent of Class Represented by Amount in Box (11): 15.8%
14.	Type of Reporting Person IN

PURPOSES OF AMENDMENT

This Amendment No. 1 to Schedule 13D relates to shares of common stock in Westside Energy Corporation, a Nevada corporation (the "Company"). This Amendment No. 1 supplements and amends the initial statement on Schedule 13D filed on March 8, 2004 (the "Initial Statement") by the Reporting Persons, as defined herein. This Amendment No. 1 is being filed primarily to report a change in the Reporting Persons’ intent with regard to their holdings of shares of the Company. It also reports on the acquisition by the Reporting Persons of the beneficial ownership in certain additional shares of the Company since the date of the Initial Statement, and the possible acquisition of certain shares upon the exercise warrants. Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement. Because of certain changes in the relationship between the Company and the Jimmy D. Wright, the individual having ultimate control of Westside Resources, L.P., future information regarding the Reporting Persons’ beneficial ownership of shares of the Company is expected to be reported on a Schedule 13G.

ITEM 1.	Security and Issuer

Item 1 of the Initial Statement is being amended to read in its entirety as follows:

“The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), issued by Westside Energy Corporation, a Nevada corporation (the "Company"), which has its principal executive offices at 3131 Turtle Creek Blvd, Suite 1300, Dallas, TX 75219.”

ITEM 2.	Identity and Background

Item 2 of the Initial Statement is being amended to read in its entirety as follows:

“Item 2(a)	Name:

This Statement is filed by Westside Resources, L.P., a Texas limited partnership ("WSLP"), Riverbend Gas, Inc., a Nevada corporation (“Riverbend”), and Jimmy D. Wright. WSLP, Riverbend and Mr. Wright are singly referred to hereinafter as a "Reporting Person" and collectively as the "Reporting Persons." WSLP owns outright 3,182,085 shares of the common stock of the issuer. Moreover, WSLP also holds warrants (exercisable within 60 days after the date of this filing) to acquire 253,608 additional shares. Under applicable regulations, WSLP is deemed to have beneficial ownership of the shares it owns outright and shares it might acquire pursuant to the warrants. WSLP has the power to vote or direct the disposition of all of the shares of which it is deemed to have beneficial ownership. Such power is exercised through Riverbend as the sole general partner of WSLP. Riverbend, as the general partner of WSLP, may be deemed to beneficially own the shares deemed beneficially owned by WSLP. Mr. Wright is the sole director, officer and shareholder of Riverbend. As such, Mr. Wright has the power over all voting and investment decisions of WSLP, and therefore may be deemed to share beneficial ownership of the shares deemed beneficially owned by WSLP.

Item 2(b)	Residence or business address:

The principal business address of each Reporting Person is 62 Hope Farm Road, Missouri City, Texas 77459.

Item 2(c)	Principal occupation:

Until the end of February 2004, WSLP was principally involved in making oil and gas investments. About the end of February 2004, it ceased this activity and principal current assets are shares of stock in the Company. Riverbend has principally served as the general partner of WSLP and other partnerships. Mr. Wright is principally engaged as a private investor. From February 2004 to the beginning of April 2007, Mr. Wright served as a Company director and held various executive offices with the Company.

Item 2(d)	Convictions:

During the last five years, no Reporting Person has been convicted in a criminal proceeding.

Item 2(e)	Proceedings:

During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, subjected a Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)	Citizenship:

WSLP is a Texas limited partnership. Riverbend is a Nevada corporation. Mr. Wright is a United States citizen.”

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is being amended to add a new second paragraph, which shall read in its entirety as follows:

“On or about May 7, 2004, in connection with a loan to the Company by an entity in which WSLP owns an equity interest, the Company issued in favor of WSLP a warrant to purchase 100,000 additional shares of Common Stock at an aggregate purchase price of $50,000. WSLP anticipates that if it exercises all or any portion of such warrant, it will use its own funds to acquire the warrant shares (some of which may be realized from sales of shares of Common Stock), although circumstances may be such at the time of its exercise that WSLP may elect to borrow or otherwise procure amounts necessary to exercise such warrant. Moreover, on or about July 1, 2004, WSLP acquired directly from the Company in a private transaction units of shares of common stock and warrants to purchase additional shares of common stock for the payment of an aggregate purchase price of $75,000 with the use of WSLP 's own funds. The units comprised an aggregate of 75,000 shares of common stock and warrants to purchase an additional 37,500 shares of common stock. Furthermore, on or about November 2, 2004, WSLP acquired directly from the Company in a private transaction 10,000 shares of common stock for the payment of an aggregate purchase price of $20,000 with the use of WSLP 's own funds. Finally, on or about June 29, 2006, WSLP acquired directly from the Company in a private transaction pursuant to the exercise of certain warrants described above 37,500 shares of common stock for the payment of an aggregate purchase price of $93,750 with the use of WSLP 's own funds. WSLP anticipates that if it exercises all or any portion of the remaining warrants, it will use its own funds to acquire the warrant shares (some of which may be realized from sales of shares of Common Stock), although circumstances may be such at the time of its exercise that WSLP may elect to borrow or otherwise procure amounts necessary to exercise such warrants.”

ITEM 4.	Purpose of Transaction

Item 4 of the Initial Statement is being amended to delete all of the text following the list of “bullet points” and to add a new final bullet point and to add new text following the list of “bullet points,” which shall all read in their entirety as follows:

“*
On or about May 7, 2004, the Company received an additional loan from Bering Partners No. 2, LLC in the amount of $130,000, secured by all of the Company’s assets. In consideration of making the loan, the Company granted warrants to the owners of Bering Partners No. 2, LLC (including WSLP) to purchase shares of Common Stock. WSLP received warrants to purchase up to an aggregate of 100,000 shares of the Company’s common stock for a per-share exercise price of $.50. These warrants have a term of and are exercisable for five years. Moreover, on or about July 1, 2004, WSLP acquired units comprising an aggregate of 75,000 shares of common stock and warrants to purchase an additional 37,500 shares of common stock for the payment of an aggregate purchase price of $75,000. Furthermore, on or about November 2, 2004, WSLP acquired directly from the Company in a private transaction 10,000 shares of common stock for the payment of an aggregate purchase price of $20,000 with the use of WSLP 's own funds. Finally, on or about June 29, 2006, WSLP acquired directly from the Company in a private transaction pursuant to the exercise of certain warrants described above 37,500 shares of common stock for the payment of an aggregate purchase price of $93,750 with the use of WSLP 's own funds.

WSLP does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company (except for the possible exercise of the warrants described herein to acquire 253,608 additional shares of Common Stock); (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

On each occasion in the past when WSLP acquired shares of Common Stock, WSLP acquired such shares for investment purposes with the intent to hold such shares indefinitely. During early April 2007, Jimmy D. Wright, the individual having ultimate control of WSLP, resigned from his seat on the Company’s Board of Directors and from his offices of President and Chief Operating Officer of the Company. At the Company’s request, Mr. Wright agreed to continue to provide consulting services to the Company on certain operational matters on a limited basis for a limited period of time. Other than for this consulting arrangement and Mr. Wright’s indirect ownership of the shares of Common Stock, Mr. Wright no longer has any relationship with the Company. In view of the preceding, WSLP has decided that it might sell a portion or all of the shares of common stock held now by it in the open market or in privately negotiated transactions after the date of the Amendment No. 1 to this Schedule. Such sales may be made at any time or from time to time, pursuant to an effective registration statement previously filed with the Securities and Exchange Commission, the exemption from registration provided by Rule 144 under Securities Act of 1933, or another available exemption from registration under such act. Moreover, WSLP may in the future enter into a trading plan intended to comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934. The purposes of WSLP’s sales will be the diversification of WSLP’s assets, and the raising of proceeds in order to exercise outstanding warrants held by WSLP to purchase additional shares of common stock in the Company.”

ITEM 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is being amended to read in its entirety as follows:

“WSLP individually owns 3,182,085 shares of Common Stock for which it is the beneficial owner. Moreover, WSLP is the beneficial owner of warrants currently exercisable to acquire 253,608 shares of Common Stock. Based on the foregoing, WSLP acknowledges that it is the beneficial owner of 3,435,693 shares of Common Stock for which it has sole voting and investment power. Riverbend, as the general partner of WSLP, may be deemed to beneficially own the shares deemed beneficially owned by WSLP. Mr. Wright, as the sole director, officer and shareholder of Riverbend, may also be deemed to share beneficial ownership of the shares deemed beneficially owned by WSLP. No Reporting Person has effected any transaction in or with respect to the Common Stock during the past 60 days.”

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2007

WESTSIDE RESOURCES, L.P.,		RIVERBEND GAS, INC.

BY:	Riverbend Gas, Inc.

By:	/S/ Jimmy D. Wright	By:	/S/ Jimmy D. Wright

Name/Title: Jimmy D. Wright, President		Name/Title: Jimmy D. Wright, President

:/S/ Jimmy D. Wright
Jimmy D Wright, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
(SEE 18 U.S.C. 1001).

SCHEDULES

Schedule I	Joint Filing Agreement dated March 3, 2004 among the signatories to this Schedule 13D.

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: March 3, 2004

WESTSIDE RESOURCES, L.P.,		RIVERBEND GAS, INC.

BY:	Riverbend Gas, Inc.

By:	/S/ Jimmy D. Wright	By:	/S/ Jimmy D. Wright

Name/Title: Jimmy D. Wright, President		Name/Title: Jimmy D. Wright, President

:/S/ Jimmy D. Wright
Jimmy D Wright, individually